

October 14, 2014

Via E-mail
David Holloway
Chief Financial Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, Texas 77027

> **Re: Prosperity Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2104**
> **File No. 001-35388**

Dear Mr. Holloway:

We have reviewed your supplemental response dated September 24, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1. We note your response to comment one from our letter dated August 26, 2014. Specifically, you proposed future filing revisions to disaggregate your non-performing loans and non-performing assets and also your allowance for credit losses between your originated and acquired loan portfolio. Please also revise your future filings to provide the following:

    • Disaggregate your allowance for credit losses and other related data table on page 51 to differentiate between your originated and acquired loan portfolios; and

- Disclose how changes in credit quality of your originated loan portfolio and acquired loan portfolio are reflected in the amount of your provision for loan loss recorded during each period as issued in our previous comment. Your analysis expand upon your current disclosure by quantifying each loan portfolio component of your allowance for credit losses (ASC 310-10, ASC 450-20) and explaining how incremental credit quality changes are reflected.

  Please provide us with your proposed disclosures as of both June 30, 2014 and December 31, 2013.

2. As a related matter, please also address the following with respect to your proposed disclosures provided as a result of your response to comment one from our letter dated August 26, 2014:

   - You state that purchased credit impaired (PCI) loans are acquired loans not subject to your allowance for credit losses methodology. ASC 310-30-35-10 requires you to continue to estimate cash flows expected to be collected over the life of the loan and to record an allowance for credit losses when deemed necessary. Please revise your proposed disclosures accordingly or further explain why these loans are not subject to your allowance for credit losses methodology.
   - Similarly, we note proposed disclosure that a loan originated at an acquired institution that was originally subject to fair value accounting is subject to your allowance methodology when loan renews or substantially modifies the terms of the loan (other than a troubled debt restructuring). Please explain in further detail what procedures are performed on these loans subsequent to acquisition and how they are factored into your allowance for credit losses as of each period.
   - Please revise your tables presented on page six of your response for consistency, if necessary. Specifically, we note that while the total allowance for credit losses amounts are the same for 2013, the individual loan portfolio segment totals are different, so please revise or explain why this information is correct.

3. You state in your proposed disclosures in response to comment one to our letter dated August 26, 2014 that as of December 31, 2013 and 2012 no additional allowance was required for those loans not deemed credit-impaired that had remaining purchase discounts available but that you also have a $7.2 million allowance as of December 31, 2013 related to acquired loans with no discount remaining. Please tell us and revise your future filings to address the following:

   - You state in your response that the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans. Please specify whether you are accreting this discount over the expected or contractual lives of these acquired loans. If you use expected cash flows,

David Holloway
Prosperity Bancshares, Inc.
October 14, 2014
Page 3

please disclose the information required by ASC 310-30-50-2 separately from your ASC 310-30 disclosures.

- Explain in further detail when you determine whether or not to record an allowance for credit losses on these acquired loans not deemed credit-impaired at acquisition. Please clarify whether you compare a portion or the entire amount of the discount in your determination as to whether or not to record an allowance for credit losses. Please provide the authoritative guidance you relied upon to support your accounting along with any additional supplemental information to enhance our understanding.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant